October 28, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

Mexico City, Mexico, October 28, 2013 (NYSE: MXT, BMV: MAXCOM.CPO). Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) announced today the Board of Directors of the Company took notice of the resignation submitted by Mr. Rene Sergio Sagastuy Ferrandiz to his position of Chief Executive Officer of the Company.

In the next days, the Company will announce the appointment of the new Chief Executive Officer of Maxcom.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com